DB

19006377

SEC
Mail Processing
Section
MAR 01 2019
Washington DC
410

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hedgebay Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

62 Post Road West
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Kurian — 203-227-1987
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jared Herman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hedgebay Securities, LLC as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Andrew Spencer Kurian
Notary Public-Connecticut
My Commission Expires
July 31, 2022

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) A Reconciliation, or Statement, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (i) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [ ] (j) Exemption Report.
- [x] (k) An Oath or Affirmation.
- [ ] (l) A Copy of the SIPC Supplemental Report.
- [ ] (m) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For Conditions of Confidential Treatment of Certain Portions of this Filing, see Section 240.17a-5(e)(3).

HEDGEBAY SECURITIES, LLC

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Hedgebay Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hedgebay Securities, LLC (the Company) as of December 31, 2018 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the *financial statement*). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 25, 2019

We have served as the Company's auditor since 2016.

HEDGEBAY SECURITIES, LLC
Statement of Financial Condition
As of December 31, 2018

ASSETS

Cash	$	280,408
Commissions receivable		24,000
Property and equipment, net		15,105
Other assets		35,632
Total Assets	$	355,145

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	37,672
Member's equity		317,473
Total Liabilities and Member's Equity	$	355,145

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Business Operations

Hedgebay Securities, LLC (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). The Company operates as a Delaware Limited Liability Company. The Company is a wholly owned subsidiary of Hedgebay Holdings, LLC (the "Parent") and its parent has limited personal liability for obligations or debts of the entity. The Company was organized in November 2001 and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company's customers are located throughout the United States.

Commission Income

Investment banking revenues and related fees are recorded when all contractual obligations have been performed and the Company is reasonably assured of their collection. The contractual obligations especially include securing the necessary approvals from the transfer agents and general partners on the respective transactions. Generally, revenues are due at or shortly after the close of the respective transaction, and therefor at any one the time the Company does not have a significant amount of commissions receivable.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of three years.

Receivable from Commissions

Commissions are generally collected in full within a month of invoicing. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Income Taxes

The Company is not subject to federal income taxes; the Parent is required to report its distributive share of the Company's realized income, gain, loss, deductions, or credits on its individual income tax return.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

The Company applies Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions.

Note 1 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2018, the Company had net capital of $242,735 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to the Parent can be made under a capital distribution policy approved by the Company's managing member.

Note 3 - Property and Equipment

Property and equipment and related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Computer equipment	$ 30,203	$ (15,099)	$ 15,105

Note 4 - Concentration Risk

At various times throughout 2018, the Company had cash balances in excess of federally insured limits of at least $250,000 available to depositors under the FDIC's general deposit insurance rules. Deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing accounts for the combined total coverage of at least $250,000.

Note 5 - Commitments and Contingencies

The Company leases office space under an operating lease expiring 2020. The lease is with an entity owned by certain members of the Parent. Future annual commitments under the current lease are as follows:

For the year ending December 31,	
2019	$82,304
2020	56,048
Total	$138,352

Note 6 - Related Party Transactions

The Company and an affiliate are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous. The Company entered into a services agreement with an affiliate to allow the Company to access a proprietary website in order to facilitate purchases and sales in private investment funds between qualified investors. In addition to providing access to this website and the related investor information, the affiliate provides back office support to the Company.

Note 7 - New Accounting Standards

New Accounting Standards Not Yet Adopted

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of ASU 2016-02.

Adoption of New Accounting Standard

On January 1, 2018, the Company adopted the new accounting standard ASC 606, *Revenue from Contracts with Customers* and all the related amendments ("new revenue standard") to all contracts using the full retrospective method. There were no adjustments required related to the adoption of the standard.